Exhibit 21.1

SUBSIDIARIES

OM Asset Management Limited, a company incorporated and registered in England and Wales with company number 09062478, had the domestic and international subsidiaries shown below as of December 31, 2017.

Subsidiary	Jurisdiction
OMAM US, Inc.	Delaware
OMAM UK, Limited	United Kingdom
Old Mutual (US) Holdings Inc.	Delaware
Old Mutual Asset Management International, Ltd.	United Kingdom
Old Mutual Capital, LLC	Delaware
Acadian Asset Management LLC	Delaware
Barrow Hanley Mewhinney & Strauss, LLC	Delaware
Campbell Global, LLC	Delaware
(d/b/a Campbell Timberland Management, LLC in California)
Copper Rock Capital Partners LLC	Delaware
Heitman LLC	Delaware
Investment Counselors of Maryland, LLC	Delaware
Landmark Partners, LLC	Delaware
SCO Investment Holdings Ltd.	United Kingdom
Thompson, Siegel & Walmsley LLC	Delaware